August 15, 2024

Erwin Haitzmann, Ph.D.
Chairman of the Board and Co-Chief Executive Officer
Century Casinos, Inc.
455 E. Pikes Peak Ave, Suite 210
Colorado Springs, CO 80903

       Re: Century Casinos, Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed on April 29, 2024
           File No. 000-22900
Dear Erwin Haitzmann Ph.D.:

      We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment(s).

       Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A
Pay Versus Performance, page 52

1. We note that you have included net (loss) earnings attributable to Century Casinos, Inc.
       shareholders in column (h) of your pay versus performance table in lieu of net income as required by Item 402(v)(2)(v) of Regulation S-K. Please include net income (loss), as reported in your audited GAAP financial statements, in column (h) for all years covered by the table. Refer to Regulation S-K Compliance and Disclosure Interpretations Question
       128D.08. Please note that you may voluntarily provide supplemental measures of net income or financial performance, so long as any additional disclosure is clearly identified as supplemental, not misleading, and not presented with greater prominence
       than the required disclosure.    See Pay Versus Performance, Release No.
34-95607
       (August 25, 2022) [87 FR 55134 (September 8, 2022)] at Section II.F.3.
 August 15, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Patrick Fullem at 202-551-8337 or Daniel Crawford at 202-551-7767 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program
cc:   Doug Wright, Esq.